Filed by Alcan Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934, as amended.

Subject Company: Pechiney S.A.
Commission File No. 001-14110
Date: July 7, 2003

Alcan's Offer for Pechiney

Compelling Value for Shareholders

July 7, 2003

DISCLAIMERS

Alcan intends to file with the SEC a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney security holders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and Pechiney security holders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney security holders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements made in this communication are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the preliminary prospectus included in the registration statement we intend to file with the SEC. See the previous paragraph for information about how you can obtain a free copy of the registration statement. We undertake no obligation to update forward-looking statements.

IMPORTANT ADDITIONAL INFORMATION

This presentation includes certain information concerning Pechiney and the combined business of Alcan and Pechiney. This information is subject to risks and uncertainties. We have based this information on publicly available information about Pechiney (primarily filings by Pechiney with the Securities and Exchange Commission and the French *Commission des Opérations de Bourse*). However, Pechiney has not granted Alcan access to Pechiney's books and records or any other non-public information regarding Pechiney and Alcan has no means of compelling such access. In addition, Pechiney's primary financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in France while Alcan's primary financial statements are prepared in accordance with Canadian GAAP. There are differences between Canadian and French GAAP, and it is not possible for us to prepare Canadian GAAP pro forma information without Pechiney's cooperation. The unaudited pro forma information included herein is prepared based on the limited US GAAP information that Pechiney discloses publicly. In these circumstances Alcan is not in a position to verify the Pechiney information or the pro forma information about the combined entity included in this presentation. Some of the information about Pechiney in this presentation is based on good faith estimates by Alcan or industry sources that may be materially inaccurate. The pro forma information presented is not necessarily indicative of the operating results or financial condition that would have been achieved had Alcan's offer for Pechiney been completed during the periods or at the times presented, nor is this information necessarily indicative of future results or conditions of Alcan after it has acquired Pechiney. The pro forma information does not reflect the impact of synergies that Alcan expects to realize over time or the costs associated with the integration of operations necessary to achieve such synergies nor does it reflect the impact of significant divestitures that Alcan expects to undertake to complete in order to receive required clearances with antitrust regulators. Some of the risks associated with the information about Pechiney and the combined Alcan and Pechiney will be discussed under "Risk Factors" in the preliminary prospectus included in the registration statement that we intend to file with the SEC in connection with the proposed offer.

Alcan's Offer for Pechiney

- ***Summary***

Strategic Rationale

Financial Highlights

Value Proposition

Milestones

Compelling Offer

Compelling Strategic Rationale

Best Strategic Option

- Creates value for shareholders and enhances financial performance
- Fits Alcan's strategy and value-based management approach
- Underpinned by strong business case
- Solidifies Alcan as a world-leading aluminum company
- Creates global leader in packaging

Global Group – Balanced Presence

ALCAN

88,000 Employees, 322 Operating Facilities in 50 Countries Around the World


North America
Pro Forma 2002 Revenues: US$8.2 billion
No. Employees: 27,000
No. Facilities: 92
Europe
Pro Forma 2002 Revenues: US$10.5 billion
No. Employees: 47,000
No. Facilities: 185
S.A./Australia/Asia/Africa
Pro Forma 2002 Revenues: US$5.2 billion
No. Employees: 14,000
No. Facilities: 45

North American Global Headquarters:	
Bauxite & Alumina	Montreal
Primary Metal	Montreal
RP - Americas & Asia	Cleveland

European Global Headquarters:	
Packaging	Paris
Rolled Products - Europe	Zurich
Engineered Products	Switzerland/France

Reinforced Diversified Business Mix

Well Balanced Portfolio

2002 Revenue

Alcan: US$12.5 Bn



22%
23%
Interco
18%
55%

Pechiney: US$11.4 Bn(1),(2)



13%
42%
Interco
5%
22%
3%
20%

Pro Forma: US$23.9 Bn(1),(2)



Trading
20%
Primary
19%
Other
1%
Interco
12%
Packaging
21%
Fabrication
39%

(1) Including Pechiney trading revenue of US$4.8 billion
(2) On the basis of average US$/€ exchange rate during 2002 of .95

Transaction Summary

Attractive Offer Represents 28% Premium[1], 60% in Cash

Deal Price	€41 per share
Main Offer[2]	For every 5 Pechiney shares €123 in cash + 3 Alcan shares
Enterprise Value[3]	€4.8 billion
Expected Closing	Fall 2003
Minimum Condition	More than 50% shares tendered
Required Approvals	Customary Government and regulatory approvals (including EC and US competition)

(1) Premium to closing share price on July 2, 2003 using a US$/€ exchange rate of 1.15
(2) Ability to elect additional cash or stock, subject to pro-ration
(3) Equity + assumed debt

Value for All Shareholders

Creates Substantial Value for All Shareholders

- ✓ EPS and ROCE accretive from Year 1
- ✓ Improves Alcan's forecasted free cash flow
- ✓ Transaction EVA positive by 2006
- ✓ Financial strength maintained
- ✓ Alcan financial discipline continues

Alcan Achievements Since 2000

Strong Earnings and Cash Flow, Improved Financial Strength and Flexibility

Cash Flow (in US$M)


$800
$600
$400
$200
$0
-$200
-$400
-$600
$1,800
$1,600
$1,400
$1,200
$1,000
$1,066
$1,387
$1,614
-$582
$75
$683
2000
2001
2002
Free Cash Flow (US$M)
Cash from Operations (US$M)

Net Income (in US$M)
(before other specified items *)


$700
$600
$500
$400
$300
$200
$100
$0
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$1,567
$1,454
$1,365
$573
$484
$532
2000
2001
2002
Net Income (US$M) (before other specified items)
LME Aluminum (US$)

2000 algroup → **2001** Gove → **2002** Alouette smelter → **2003** FlexPac

*Other specified items include, for example: restructuring charges; asset impairment charges; unusual environmental charges; gains and losses on non-routine sales of assets, businesses or investments; gains and losses from legal claims; gains and losses on the redemption of debt; income tax adjustments related to prior years and the effects of changes in income tax rates; and other items that do not typify normal operating activities.

Regulatory Solution

Prepared to Address Regulatory Concerns

- Alcan benefits from "road map" of anticipated MTF issues
- Positive, preliminary and confidential discussions with regulatory authorities
- Alcan will propose remedies anticipated to fully address MTF anti-trust issues:
  - Flat-rolled products: Norf/Göttingen and Neuf Brisach/Annecy under separate ownership and control
  - Other divestitures not expected to be significant

Alcan's Offer for Pechiney

Summary

➡ ***Strategic Rationale***

Financial Highlights

Value Proposition

Milestones

Compelling Offer

Unique Business Opportunity

**Greater Range of Strategic Options
and Value Maximizing Opportunities**

- Increases presence in core markets
- Broadens technology leadership – core smelting technology
- Benefits customers
- World leader in low-cost primary aluminum
- Enhances aluminum fabrication portfolio – e.g., aerospace
- Creates US$6 billion packaging leader

Increased Core Market Presence

Strengthens Current Position

2002 Revenue By End-Use Market[(1) (2)]



Alcan
16%
26%
26%
17%
7%
8%
Pechiney
36%
17%
5%
8%
10%
6%
18%
Pro Forma
Beverage Cans
13%
Packaging
30%
Other
23%
Aerospace
2%
Transportation
8%
Building & Construction
7%
Aluminum Ingot
17%

(1) Excludes Pechiney trading revenues of US$4.8 billion

(2) On the basis of average US$/€ exchange rate during 2002 of .95

Source: Pechiney figures are based on estimates derived from publicly available documents

Technological Excellence

Pechiney Contributes to Stronger Technological Position

Alcan

- Alumina refining
- Smelter – Cell efficiency
- Automotive
- Rolling
- Packaging
- Composites

\+

Pechiney

- Alumina refining
- Smelter - High amperage cell (AP-30, AP-50)
- Aerospace
- Packaging

=

Together

- Strong technological base
- Sharing best practices & know-how
- More efficient investments

Customer Benefits

Meets Customers' Need for Full-Service Suppliers
Enhanced Scale and Regional Diversity

Global Presence — Efficiency — Innovation — Expanded Offering

Aluminum
- Diversified low-cost primary position
- Increased R&D and technological capabilities
- Capacity and reach to address expanding aluminum fabrication needs in any region
- Aerospace capability

Packaging
- Leading full-service supplier in most segments
- Global reach
- Integrated solutions

Aluminum – Primary

(Bauxite & Alumina)

Alumina Production Up 50%

2002 Comparison


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
kt
12,154
6,422
5,127
4,272
3,989
3,103
2,933
2,150
2,015
1,799
1,782
AWAC
Pro forma Alcan
Chalco
Alcan
BHP Billiton
Glencore
Kaiser
Pechiney
Comalco
Rusal
CVG-Bauxilum

- Further 20% of Queensland Alumina
- Integrate complementary bauxite mines and alumina refineries
- Optimize technology of the two companies

Source: CRU (Industry and Market Outlook, January 2003)

Aluminum – Primary
(Aluminum Smelting)

World Leader in Smelting

2002 Production as % of Global


16%
14%
12%
10%
8%
6%
4%
2%
0%
3,495
3,239 (1)
2,243
2,309
1,407
1,037
950
733
712
Alcoa
Proforma Alcan
RusAl
Alcan
VAW
Billiton
Pechiney
Chinalco
Comalco

- Largest share of low-cost smelting capacity in the world
  - 50% in bottom third of global cost curve
- Advanced high-amperage smelting technology (AP-30 & AP-50 cell)
- Alcan's wholly owned hydroelectric power

(1) Adjusted to include Alouette for full year
Source: CRU (Industry and Market Outlook, January 2003)

Aluminum – Rolled & Fabricated Products

Unique Opportunity to Enter Value-Added Aerospace Market

2002 Pro Forma Revenues by End Market


Other
26%
Can & Closure
29%
Foilstock
10%
Distribution & Industry
19%
Lithographic
2%
Aerospace
3%
Automotive
11%

- World class aluminum rolling and continuous casting technologies
- Application of best manufacturing practices
- Improved service of the growing demand for automotive applications in both North America and Europe
- Synergy potential

Source: Pechiney figures based on estimates derived from publicly available documents.

Packaging – Global Presence

Worldwide Market Reach


North America
65
Europe
103
Asia/Pacific
12
South America
7
Africa
1

Number of Facilities by Continent

Packaging – Global Presence

Creates US$6 Billion Packaging Leader

- Creates number one worldwide flexible packaging business
- Solidifies ability to serve multinational customers through size and scale
- Establishes strong presence in Americas and reinforces leadership position in Europe
- Leverages technological and geographic diversity
- Creates significant synergy opportunities
- Allows backward integration into film production
- Continues to be a strong platform for growth

Packaging Leadership

Leading Market Positions in Supplying Key End-Use Industries

Food Flexible #1


Trident
Dove

Tobacco #2



Pharma #1



Cosmetics Leader


Plax
GOLD

Alcan's Offer for Pechiney

Summary

Strategic Rationale

➡ ***Financial Highlights***

Value Proposition

Milestones

Compelling Offer

2002 Financial Highlights

Combined Financial Resources are Substantial

($US million)	Alcan	Pechiney[(1)]	Pro Forma[(1),(2)]
Revenues	$12,467	$11,404	$23,871
EBITDA from operating segments [(3)]	$2,049	$783	$2,832
% Margin	*16.4%*	*6.9%*	*11.9%*
% Margin without trading revenues	***16.4%***	***10.7%***	***14.4%***
Capital Expenditures	728	455	1,183

(1) Includes US$4.8 billion of trading revenue and $72 million of related EBITDA
(2) Indicative only. Unaudited figures. Accounting principles and policies not harmonized. Combination represents sum of the two standalone businesses without transaction adjustments
(3) As per page 76 of Alcan's 2002 Annual Report and derived from information on page 19 of Pechiney's 20-F

US$250 Million Annual Pre-Tax Cost Synergies

Synergies are Realistic and Achievable



Logistics 4%
SG&A 31%
Purchasing 22%
Corporate 16%
Manufacturing 15%
R&D/ Technology 12%

- 100% percent of synergies by year-end 2005
- Costs
  - Implementation: US$200 million
  - CAPEX: US$50 million

Cost Initiatives

Demonstrated Track Record in Cost Reduction

Initiative	Achieved to Date
algroup synergies[1] (2001-2003)	**US$200 M**
Alcan restructuring program (2002-2003)	**US$200 M**
Total Alcan achievements	**US$400 M**

Pechiney Continuous Improvement Program (2002 to date)	***US$170 M*** [2]

(1) **Original target = US$150 million**

(2) As at 1Q2003

Alcan's Offer for Pechiney

Summary

Strategic Rationale

Financial Highlights

➡ ***Value Proposition***

Milestones

Compelling Offer

Details of Offer

Compelling Offer for Pechiney Shareholders

- The Offer values each Pechiney share at €41[(1)]
- Main Offer: For every 5 Pechiney shares €123 in cash plus 3 Alcan shares (0.6 Alcan shares + €24.6 in cash per Pechiney share)
- Alternative Offers:
  - All cash: €41 per Pechiney share
  - All stock: 3 Alcan shares for 2 Pechiney shares
  - Total offer mix: 60% in cash and 40% in shares
- Other components
  - For each Pechiney OCEANE: €81.7 in cash
  - For 50 Pechiney Bonus Allocation Rights: €123 in cash and 3 Alcan shares

(1) On the basis of the closing price of Alcan shares as at July 3, 2003 and the US$/€ exchange rate of 1.15

Premium to Market Price

Immediate Return, with Upside Potential

	Pechiney Share Price[2] (€)	Implied Premium[3] (%)
July 2, 2003	32.00	28.1%
1-Month Average[1]	29.59	38.6%
3-Month Average[1]	26.78	53.1%
12-Month Average[1]	30.73	33.4%

(1) Volume-weighted average of closing prices
(2) Ordinary share
(3) On the basis of the closing price of Alcan shares as at July 3, 2003 and the US$/€ exchange rate of 1.15

Supports Alcan's Financial Targets

Governing Objective – Maximize Value to Shareholders

- Financial targets
  - 15% annual operating EPS growth
  - Minimum of US$400 million cash flow per year
  - EVA positive by 2006

→

- Immediate accretion
  - EPS
  - Free cash flow
  - ROCE

Substantial Value Creation Potential

3 Key Drivers for Potential Valuation Uplift

Difference in trading multiples

US$250 million synergies

Potential multiple uplift reflecting top-tier position

Alcan's Offer for Pechiney

Summary

Strategic Rationale

Financial Highlights

Value Proposition

➡ ***Milestones***

Compelling Offer

Key Transaction Milestones

Alcan Committed to Successful Process

Main Steps	Approx. Time Period
▪ Offer filed	July 7
▪ Submission to competition authorities ▪ Approval decision made by Conseil des Marches Financiers (CMF) ▪ Review by Commission des Operations de Bourse (COB) and Securities and Exchange Commission (SEC)	July
▪ Approval decision made by French Ministry of Economy, Industry and Finance ▪ Offer opens	August/September
▪ Receipt of competitive/anti-trust clearances in EU, US and Canada ▪ Offer closes	September/October

Alcan's Offer for Pechiney

Summary

Strategic Rationale

Financial Highlights

Value Proposition

Offer Milestones

► ***Compelling Offer***

Compelling Offer

Alcan is Committed to Completing This Transaction

- Creates value for shareholders and enhances financial performance
- Fits Alcan's strategy and value-based management approach
- Underpinned by strong business case
- Solidifies Alcan as a world-leading aluminum company
- Creates global leader in packaging

ALCAN